FlipChip International, LLC, Announces 300mm Strategic Partnership with SMIC

Shanghai [2009-03-16]

FlipChip International, (FCI), the global technology leader in flip-chip bumping and wafer level packaging, announced today a partnership alliance with Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK), the largest, most advanced semiconductor foundry in China, for 300mm flip chip bumping and wafer level packaging.
Under this strategic partnership, FCI and SMIC will jointly promote SMIC’s advanced 300mm bumping fab in Shanghai’s Pudong district. FCI’s participation will be through its joint venture, FlipChip Millennium (Shanghai) (FCMS), and the FCI facility in Phoenix, Arizona, offering turnkey bumping services.

The two companies will also align their technology and product roadmaps for 300mm bumping solutions at a number of technology nodes, including those required for next generation packaging such as 3D packaging and embedded die applications. Next generation packaging can be utilized in mobile handsets, medical devices, automotive integrated circuits, microprocessors, graphics processors, and wireless 3G integrated solutions.

“This outstanding strategic partnership confirms the strong relationship between two internationally recognized semiconductor providers and also validates the global strategic importance of wafer level packaging and flip chip bumping for next generation products, including 3G mobile handsets,” said Bob Forcier, FCI President and CEO. “This alliance will provide the market with the most complete global bumping and wafer level packaging service in the industry.”

Chiou Feng Chen, SMIC Vice President of Corporate Marketing and Sales, said, “We are excited to form this partnership alliance with FCI, which combines two robust product portfolios to provide the most comprehensive bumping solution available in the market today. In addition, the alliance offers customers the potential of a one-stop solution for wafer fabrication, bumping, probe and final test, and drop-ship service to end customers.”

About FCI:
FCI is a privately held supplier of products and services for the wafer bumping and wafer scale packaging semiconductor market. FCI is a wholly owned subsidiary of RoseStreet Labs LLC, a supplier of products and services for wireless infrastructure in the life science, renewable energy, and the homeland security markets.

About FCMS:
FlipChip Millennium (Shanghai) Co., Ltd. (FCMS) is a joint venture company between FlipChip International LLC (FCI) and Millennium Microtech (Shanghai) Co., Ltd.(MMS) dedicated to providing world class products and services for flip chip wafer bumping and wafer level chip scale packaging (WLCSP) with Elite UBM, Elite CSP, Elite FC, SFC, Ultra CSP and Polymer Collar technologies. FCMS offers full turnkey services to their customers from wafer bumping to dicing, testing and tape & reel through partnership with MMS, meeting the needs of engineering prototype to high volume production.

About SMIC:
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension
Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com.

For information contact:
Dawn Cuevas
FlipChip International, LLC
#602-431-6637
dawn.cuevas@flipchip.com
website: www.flipchip.com